Filed Pursuant to Rule 433

Registration No. 333-133194

WPS Resources Corporation

Pricing Term Sheet

November 28, 2006

Issuer: WPS Resources Corporation

Junior Subordinated Notes:
Title:	6.11% Junior Subordinated Notes due 2066
Legal Format:	SEC Registered
Principal Amount:	$300,000,000
Date of Maturity:	December 1, 2066
Interest Rate During Fixed Rate Period:	From Settlement Date to December 1, 2016, at the annual rate of 6.11%, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2007
Interest Rate During Floating Rate Period:	From December 1, 2016 to maturity at a floating rate based on the 3-month LIBOR Rate plus 212 basis points, reset quarterly, payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, beginning March 1, 2017
Optional Deferral:	Maximum of 10 consecutive years per deferral
Price to Public:	99.978% of the principal amount thereof
Treasury Benchmark:	4.625% due November 15, 2016
Benchmark Yield:	4.513%
Spread to Benchmark Treasury:	160 basis points
Reoffer Yield:	6.113%
Trade Date:	November 28, 2006
Settlement Date:	December 1, 2006
Make-Whole Call:	At any time prior to December 1, 2016 at 100% plus accrued and unpaid interest, plus make-whole premium at discount rate equal to treasury yield plus 25 basis points
Tax Event Call:	At any time prior to December 1, 2016 at 100% plus accrued and unpaid interest, plus tax event make-whole premium at discount rate equal to treasury yield plus 50 basis points
Ratings Event Call	At any time prior to December 1, 2016 at 100% plus accrued and unpaid interest, plus ratings event make-whole premium at discount rate equal to treasury yield plus 50 basis points

Par Call:	At any time on and after December 1, 2016 at 100% of the principal amount plus accrued and unpaid interest
Replacement Capital Covenant:	We will covenant in the Replacement Capital Covenant for the benefit of holders of a designated series of our long-term indebtedness that ranks senior to the Junior Subordinated Notes that we will not redeem or repurchase the Junior Subordinated Notes on or before December 1, 2036, unless, subject to certain limitations, during the 180 days prior to the date of that redemption or repurchase we have received a specified amount of proceeds from the sale of qualifying securities that have equity-like characteristics that are the same as, or more equity-like than, the applicable characteristics of the Junior Subordinated Notes at the time of redemption or repurchase.
CUSIP / ISIN Number:	92931B AC 0 / US92931BAC00
Expected Credit Ratings:
Moody’s Investors Service Inc.:	A2
Standard & Poor’s Ratings Services:	BBB+

Representatives:

    J.P. Morgan Securities Inc. (Sole Structuring Advisor and Joint Bookrunner)

    Banc of America Securities LLC (Joint Bookrunner)

Co-Managers:

    Citigroup Global Markets Inc.

*A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Banc of America Securities LLC toll-free at 1-800-294-1322.